Exhibit 99.2

ELBIT IMAGING LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Doron Moshe, CEO of the Company, and Yael Naftali, CFO of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them (The “Proxies”), to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 7 Mota Gur Street, Petach Tikva, Israel, on July 25, 2017 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ELBIT IMAGING LTD.

July 25, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE MANNER DETAILED IN THE PROXY STATEMENT. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If any other business properly comes before the Extraordinary General Meeting, the proxies named herein will vote upon such matters in accordance with their best judgment.

Proposal 1: To appoint KOST FORER GABBAY & KASIERER (A Member of EY Global) (EY Israel), as the Company independent auditors until the next annual general meeting of shareholders and authorizing the Company’s Board of Directors to determine their fees:

☐  for    ☐   against    ☐  abstain

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Extraordinary General Meeting.

___________________              Date: __________, 2017

Signature of Shareholder

___________________             Date: __________, 2017

Signature of Shareholder

When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.